EXHIBIT 99.1

SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update - Routine announcements in the period to 14 June 2019

12 June 2019	Director/PDMR Shareholding
4 June 2019	Holding(s) in Company
4 June 2019	Director/PDMR Shareholding
3 June 2019	Total Voting Rights
28 May 2019	Holding(s) in Company
22 May 2019	Director/PDMR Shareholding

Note: During the period a ‘same day’ Form 6-Ks were issued in respect of the following National Grid plc announcements:

6 June 2019	Scrip Dividend for 2018/19 Final Dividend
4 June 2019	Publication of Annual Report and Accounts and Notice of 2019 Annual General Meeting
31 May 2019	NGNA Notice of Adjustment to the conversion price
24 May 2019	Ofgem’s RIIO-2 sector specific consultation update
16 May 2019	Full year results 018/19
15 May 2019	Board Appointment and Committee Changes